Exhibit 99.1

NOTICE OF EXTRAORDINARY GENERAL MEETING AND EXPLANATORY MEMORANDUM

Sundance Energy Australia Limited (ACN 112 202 883)

The Extraordinary General Meeting of Sundance Energy Australia Limited will be held at Level 1, 28 Greenhill Road, Wayville, South Australia on Thursday, 19 April 2018 at 10:00am (Adelaide time). Registrations will commence at 9:00 am (Adelaide time).

The Explanatory Memorandum to the Notice of Extraordinary General Meeting provides additional information on matters to be considered at the meeting. The Explanatory Memorandum forms part of the Notice of Extraordinary General Meeting.

This is an important document and requires your immediate attention. You should read it in its entirety before deciding whether or not to vote in favour of the resolutions contained in this Notice of Extraordinary General Meeting and Explanatory Memorandum. If you are in any doubt about how to deal with this document, you should consult your financial, legal, taxation or other professional adviser.

The Directors unanimously recommend that you vote in favour of all resolutions contained in this document.

If you have any questions in relation to this document or the transactions set out in this document, you should contact the Sundance Shareholder Information Line on 1300 556 161 (within Australia) or +61 3 9415 4000 (outside Australia) from 8.30am to 5.30pm (Sydney time) Monday to Friday.

SUNDANCE ENERGY AUSTRALIA LIMITED NOTICE OF EXTRAORDINARY GENERAL MEETING 2018

Contents

Important Information		3

Letter from the Chairman		4

1.	The Acquisition and funding details	7

2.	Reasons to vote on the Transaction Resolutions	12

3.	Information on Pioneer and the assets to be acquired	14

4.	Information on the Acquisition and Funding	17

5.	Risks associated with the Acquisition and the Capital Raising	24

6.	Resolution 1 — Approval of the Conditional Placement for the purposes of ASX Listing Rule 7.1	32

7.	Resolution 2 — Ratification of prior issue of securities for the purposes of ASX Listing Rule 7.4 (Initial Placement)	33

8.	Glossary	35

Annexure A — Notice of Extraordinary General Meeting		38

EXPLANATORY MEMORANDUM

Important Information

Explanatory Memorandum

This Explanatory Memorandum has been prepared for Shareholders in connection with the Extraordinary General Meeting (EGM) to be held on 19 April 2018. The purpose of this Explanatory Memorandum is to provide Shareholders with important information material for the purposes of deciding whether or not to approve the resolutions set out in the Notice of Meeting.

This Explanatory Memorandum forms part of the accompanying Notice of Meeting (Explanatory Materials) and should be read in conjunction with it.

Action to be taken by Shareholders

The Directors recommend that you read the Explanatory Materials carefully and in full before deciding how to vote on the resolutions.

A proxy form is enclosed with the Explanatory Materials. This is to be used if you wish to appoint a representative (that is, a proxy) to vote in your place.  You are invited and encouraged to attend the EGM or, if you are unable to attend in person, to sign and return the proxy form to the Sundance Share Registry in accordance with the instructions provided.  Lodgement of a proxy form will not preclude you from attending and voting at the EGM in person.

The Chairman intends to exercise all available proxies in favour of all resolutions where possible.

Defined terms

Capitalised terms and abbreviations used in these Explanatory Materials are defined in the Glossary in section 8 of the Explanatory Memorandum.

Letter from the Chairman

21 March 2018

Dear Shareholders

MEETING TO CONSIDER THE CONDITIONAL PLACEMENT AND RATIFICATION OF THE INITIAL PLACEMENT

On behalf of the Sundance Board, I am pleased to provide you with these Explanatory Materials in relation to the Company’s proposed Conditional Placement and ratification of the Initial Placement.

The EGM is to be held on 19 April 2018 at 10:00am (Adelaide Time) at Level 1, 28 Greenhill Road, Wayville, South Australia.

Your Directors unanimously recommend that Shareholders approve the Conditional Placement and ratify the Initial Placement by voting in favour of the Transaction Resolutions to be considered at the EGM, and all Directors who hold or control Shares intend to vote their own shareholdings in favour.

A COMPELLING ACQUISITION

Sundance has, on 15 March 2018, made an announcement in relation to the acquisition of 21,900 net acres primarily in the volatile oil window of the Eagle Ford Shale (Eagle Ford Shale Properties) by the wholly-owned US subsidiary holding the Company’s operating assets, Sundance Energy, Inc. (SINC), from a joint venture operated by Pioneer Natural Resources USA, Inc. (Pioneer) for a purchase price of approximately US$ 221.5 million (the Acquisition).

The Eagle Ford Shale Properties comprise approximately 15% of the Pioneer joint venture’s Eagle Ford acreage.

The Acquisition is a material and complementary addition to Sundance’s existing operations and incorporates:

•                  significant growth potential with more than 282 gross high working interest operated drilling locations in the lower Eagle Ford;

•                  18%-100% working interests in 132 producing wells, with net production averaging 1,800 boepd over the fourth quarter of 2017;

•                  independently certified proved 1P reserves of 65.5 mmboe and 1P PV(10) of US$314 million at commodity prices ranging from $52/bbl - $65/bbl for years 2017 — 2022 and increased at 2.1% annually thereafter with additional probable and possible resources; and

•                  long-term midstream contracts to transport, process and sell oil, condensate, natural gas and natural gas liquids at market rates.

The Acquisition is scheduled to close upon completion of the Funding (defined below) and is subject to the closing conditions set out below and purchase price adjustments for net revenue accruing after the effective date of 1 October 2017.

Sundance has completed its due diligence on the Acquisition and the Eagle Ford Shale Properties and will post a US$ 73 million non-refundable deposit (Deposit). The first portion of the Deposit (US$48 million) will be posted upon completion of the Initial Placement and Institutional Entitlement

Offer on or around 27 March 2018. The second portion of the Deposit (US$25 million) will be posted upon completion of the Retail Entitlement Offer on or around 9 April 2018.

Sundance has been in discussions and negotiations with the Sellers for over a year.  From the outset of these discussions, the Sellers have clearly indicated that they are not willing to take market or settlement risk on the Acquisition. In order to have the Sellers accept conditionality related to availability of funding or shareholder or regulatory approvals or market risk associated with raising capital, Sundance has agreed to pay the non-refundable deposit of US$73 million.

If Shareholders do not approve the Conditional Placement, the Acquisition will not complete and the Deposit will be forfeited. Other possible consequences of Shareholders failing to approve the Conditional Placement are set out in section 5.4.

FUNDING

To fund the Acquisition and provide sufficient working capital for its development plans, Sundance is raising approximately A$ 331.3 million in equity and refinancing its debt facilities as follows:

•                  a placement of 370,697,000 new Shares to professional and sophisticated investors identified by the Company and the Underwriters which will complete on 27 March 2018 (Initial Placement). The Initial Placement will raise approximately A$21.9 million;

•                  a 1:1 accelerated non-renounceable entitlement offer of approximately 1,253,249,528 new Shares to raise approximately A$73.9 million comprised of an institutional entitlement offer and a retail entitlement offer to eligible Shareholders (Entitlement Offer);

•                  a further placement of 3,990,500,740 new Shares to professional and sophisticated investors identified by the Company and the Underwriters to raise approximately A$235.4 million, conditional upon approval of Shareholders (Conditional Placement);

•                  a new syndicated second lien term loan (to replace the existing term loan) of US$250 million; and

•                  a new syndicated reserve based lending facility (to replace the existing reserve based lending facility) with a US$250 million face value and US$87.5 million available at closing for draw down (the two syndicate facilities collectively, Debt Facilities), together, the Funding. The Initial Placement, Entitlement Offer and Conditional Placement are together the Capital Raising and the Entitlement Offer is fully underwritten by the Underwriters as described in section 4.5 of these Explanatory Materials.

ACQUISITION RATIONALE

Sundance is a US onshore oil and gas producer which has production, cash flow, and exploration assets in the South-Texas — Gulf Coast Basins.

The Acquisition will position Sundance to compete more effectively in this market by offering economies of scale and positioning the Company to compete for further acquisition opportunities in the area.  Further, the properties are in the area of Sundance’s existing properties, which afford the opportunity to achieve economies and efficiencies in operations.

The properties being acquired have been subject to high cost processing and transportation contracts (or midstream contracts) thereby reducing their value.  Sundance has renegotiated the midstream contracts, which it believes will accrete significant value to the assets compared to their previous market value. This will make the Acquisition a highly accretive way to capture economies of scale by capturing lower well costs, benefitting from a favourable purchase price, and ultimately accessing lower cost capital.

The Acquisition is expected to have a significant impact on the scale of Sundance’s operations, and facilitate a number of cost efficiencies across the Company’s operations. Completion of the Acquisition will result in Sundance becoming a leading Eagle Ford operator with 56,600 net acres in the core of the Eagle Ford, pro-forma 1P reserves of 87.8 mmboe and pro-forma forecast 2018 and 2019 production of an average 9,000-10,000 boepd and 21,000-22,000 boepd, respectively.  The Company’s balance sheet will be strengthened as a consequence of the Acquisition being funded by new equity, together with the Company’s existing debt facilities being refinanced on more favourable terms providing running room for development of the Company’s assets.

The primary seller of the assets is Pioneer, a subsidiary of a public company with a market capitalisation of approximately US$29 billion.  Other sellers include US subsidiaries of Reliance Industries, a large Indian company with diversified holdings in energy assets among many others, and Newpek LLC, a subsidiary of Alfa S.A.B. de C.V., a large Mexican conglomerate (together with Pioneer, the Sellers). The properties are part of a large holding of Eagle Ford Shale properties acquired and partially developed by the Sellers in a joint venture.

YOUR VOTE IS IMPORTANT

The Transaction Resolutions need to be approved by ordinary resolution, by a majority of votes cast in favour of the resolutions at the EGM.

I strongly urge you to vote in favour of the Transaction Resolutions by either attending the EGM, voting online, or completing and returning your proxy form by 10.00 am (Adelaide time) on 17 April 2018.

Finally, I would like to thank you in advance for your ongoing support of Sundance. The Board of Directors of Sundance unanimously believes the Acquisition is compelling and urges you to vote in favour of the Transaction Resolutions.

Yours Sincerely,

Mike Hannell
Chairman

Sundance Energy Australia Limited

The Acquisition

1.                                      The Acquisition and funding details

1.1                               Overview

QUESTION	ANSWER	FURTHER INFORMATION
Acquisition Overview
What assets is the Company acquiring?

The Acquisition involves the purchase of certain Eagle Ford properties from a Pioneer-operated joint venture, which includes Pioneer, Reliance and Newpek LLC, comprising:

•                  approximately 21,900 net acres in the oil/volatile oil windows of the Eagle Ford Shale;

•                  significant growth potential, with 282 gross operated drilling locations in the lower Eagle Ford;

•                  18%-100% working interests in 132 producing wells, with net production averaging 1,800 boepd over the fourth quarter of 2017;

•                  1P reserves of 65.5 mmboe and 1P PV(10) of US$314 million; and

•                  long-term midstream contracts to transport oil, condensate, natural gas and natural gas liquids to market at market rates.

section 3
What is the purchase price for the Acquisition?	The purchase price for the Acquisition is US$221.5 million, including a non-refundable deposit of US$73 million.	section 4
When will the Acquisition be completed?	The Acquisition is scheduled to complete on or around 24 April 2018, with the balance of the purchase price payable on that date.	section 4
How will the Acquisition be funded?

The first tranche of the Deposit (US$48 million) will be funded from the proceeds of the Initial Placement and the Institutional Entitlement Offer. The second tranche of the Deposit (US$25 million) will be funded with proceeds of the Retail Entitlement Offer.

The balance is payable at completion of the Acquisition, net of estimated cash-flows to completion, and will be funded with proceeds of the Conditional Placement.

section 4
What are the key highlights of the acreage to be	Key highlights include: • the acreage is in contiguous blocks	section 3

acquired?

allowing for efficient development and is located in close proximity to Sundance’s existing core McMullen, Atascosa, LaSalle and Live Oak County properties for economies of scale in operations management;

•                  high quality geology with the potential to generate attractive well economics at existing commodity prices, particularly in Live Oak and Atascosa counties in Area 41; and

•                  acreage is 100% held by production, meaning Sundance will not be required to drill future wells to retain the leasehold.

What reserves are estimated over the assets to be acquired?

An independent reserves certification was performed by Ryder Scott with estimated reserves as at 1 January 2017 based on current commodity prices of:

•                  1P of 65.5 mmboe, with PV(10) of US$314 million; and

•                  2P of 121.5 mmboe; with PV(10) of US$528 million.

section 3.4
What are the key terms of the Acquisition?

The Acquisition has an effective date of 1 October 2017 and a target closing date of 24 April 2018 and remains subject to customary closing conditions to be fulfilled by SINC and the Pioneer joint venture.

At closing, SINC, Sundance and the Midstream Partner, a large pipeline company and production purchaser, will enter into re- negotiated midstream agreements providing for the gathering, processing, transport, and marketing of production from the properties. Sellers are providing credit support to the Midstream Partner for SINC’s minimum revenue guarantees. In accordance with these contracts, Sundance will post a US$12.0m Letter of Credit at closing (increasing to US$16.5m in 2019) and a performance bond to guarantee approximately 50% of the minimum revenue guarantees required under the terms of the contracts.

section 4.7
Does the Acquisition need Shareholder approval?

No. SINC is contractually committed to the Acquisition and has agreed to post a non- refundable deposit of US$73 million to confirm to the Sellers its commitment to the Acquisition.

Details of the Acquisition are set out in this document to explain the need for the funding section 4

package and to give context to the choice that Shareholders are to make on the Transaction Resolutions.
Funding Details
What is the structure of the funding package?

To fund the Acquisition and provide sufficient working capital for its development plans, the Company is raising approximately A$331.3 million in equity and restructuring its debt facilities as follows:

1.              a placement of 370,697,000 new Shares to professional and sophisticated investors identified by the Company and the Underwriters to raise approximately A$21.9 million, which will complete on 27 March 2018; and

2.              an underwritten 1:1 accelerated non- renounceable entitlement offer of approximately 1,253,249,528 new Shares to raise A$73.9 million. The Entitlement Offer will comprise an institutional entitlement offer and a retail entitlement offer to eligible Shareholders;

3.              a placement of 3,990,500,740 new Shares to professional and sophisticated investors identified by the Company and the Underwriters to raise approximately A$235.4 million, conditional upon the approval of Shareholders;

4.              a US$250 million syndicated second lien term loan to repay the Company’s existing revolver and term loan and for development and working capital; and

5.              a US$250 million syndicated reserve based lending facility with US$87.5 million available at closing for development and working capital and to post letters of credit to the Sellers as credit support for their credit support for minimum revenue guarantees.

section 4
What is the timetable for the Capital Raising?	A timetable outlining the key dates for the Capital Raising is in section 1.4.	section 1.4
Why is Shareholder approval required?

ASX Listing Rule 7.1 requires Sundance to obtain shareholder approval if it issues, or agrees to issue, securities in the capital of Sundance in any 12-month period that, when aggregated, total more than 15% of the existing number of ordinary shares in the capital of the sections 6 and 7

Company.

Resolution 1 seeks shareholder approval for the allotment and issue of up to a maximum of 3,990,500,740 new Shares in the Company pursuant to the Conditional Placement to certain professional or sophisticated investors (who are not related parties of the Company and to whom no prospectus needs to be issued by Sundance) for an issue price of A$0.059 per share.

Resolution 2 seeks the shareholder approval for the ratification of the prior issue of new Shares in the Company to certain professional or sophisticated investors (who are not related parties of the Company and to whom no prospectus needs to be issued by Sundance) pursuant to the Initial Placement, which itself does not require shareholder approval.

1.2                                             Rationale for the Acquisition

Rationale for the Acquisition
How will the Acquisition benefit the Company?

Completion of the Acquisition will result in the formation of a leading pure-play Eagle Ford Shale operator with:

•                  56,600 net acres, located in the core of the oil/volatile oil windows of the Eagle Ford Shale;

•                  various working interests (18%-100%) in 132 wells on the acquired acreage. This includes 94 Eagle Ford Pioneer operated wells with an average working interest of 97.9%, four Eagle Ford wells that are not operated by Pioneer with an average working interest of 53.1% and an additional 34 wells producing from Edwards and Carrizo formations with an average working interest of 21.7%. Plus the Company’s 2018 and 2019 development program (which is funded by this capital raise and debt refinancing) is expected to increase production for 2018 and 2019 to approximately 9,000-10,000 boepd and 21,000-22,000 boepd, respectively;

•                  pro-forma independently certified 1P reserves of 87.8 mmboe and 1P PV(10) of US$650 million;

•                  significant growth potential with more than 479 net high working interest, operated Tier 1 drilling locations in the Company’s core lower Eagle Ford;

•                  firm capacity to transport crude oil, condensate, natural gas and natural gas liquids to market at market rates;

•                  strengthened balance sheet with reduced gearing levels and funding to drive production and earnings growth.

Will the Acquisition result in any significant synergies?

The Acquisition is expected to provide economies of scale. In particular, the Acquisition will lead to a larger drilling program that can be executed more efficiently at a lower cost per well due to reduced mobilisation and demobilisation costs, pad drilling, and greater pricing power on services.

What are the Company’s short-term plans following completion of the Acquisition?	On completion of the Acquisition, the Company intends to commence a two-rig drilling campaign to deliver the targeted production growth and internal earnings targets.

1.3                               Summary of Resolutions

Shareholders are being asked to vote on the following Transaction Resolutions:

•                  Resolution 1 to approve the issuance of the new Shares pursuant to the Conditional Placement; and

•                  Resolution 2 to ratify the past issue of fully paid ordinary shares pursuant to the Initial Placement, thereby permitting the Company to issue Shares in the 12 month period following the date of the EGM up to the 15% limit under the ASX Listing Rules.

The resolutions are set out in full in the Notice of Extraordinary General Meeting set out in Annexure A.

1.4                               Indicative timetable

The following is an indicative timetable for the Capital Raising:

Item	Date
Announcement of Acquisition and Capital Raising	15 March 2018
Institutional Entitlement Offer opened	15 March 2018
Institutional Entitlement Offer closed	15 March 2018
Bookbuild for institutional shortfall, Initial Placement and Conditional Placement	15 March 2018
Announce Results of Institutional Entitlement Offer and Bookbuild	16 March 2018
Reinstatement to Quotation on an ex entitlement basis	16 March 2018
Record Date for eligibility in Entitlement Offer (7pm, AEDT)	19 March 2018
Notice of Meeting dispatched	21 March 2018
Retail Entitlement Offer opens	21 March 2018
Retail Offer Booklet dispatched.	21 March 2018

Settlement of Institutional Entitlement Offer and Initial Placement	26 March 2018
Issue and quotation of new Shares under the Institutional Entitlement Offer and Initial Placement	27 March 2018
Retail Entitlement Offer closes	3 April 2018
Announce Results of the Retail Entitlement Offer	6 April 2018
Settlement of shortfall shares under the Retail Entitlement Offer	9 April 2018
Issue of new Shares under the Retail Entitlement Offer	10 April 2018
Quotation of new Shares under the Retail Entitlement Offer	11 April 2018
Holding statements dispatched	12 April 2018
EGM	19 April 2018
Settlement of Conditional Placement	23 April 2018
Issue and quotation of new Shares under the Conditional Placement	24 April 2018

Note:                  All dates and times are references to the time in Sydney, Australia, unless otherwise stated. This timetable is indicative only. The Company has the right to vary the timetable set out above in its discretion.  Any variation will be announced to the ASX at www.asx.com.au.

2.                                      Reasons to vote on the Transaction Resolutions

2.1                               Reasons to vote in favour of the Transaction Resolutions

The reasons why the Shareholders may consider voting in favour of the Transaction Resolutions include:

(a)                                 The Independent Directors of the Company unanimously recommend that you vote in favour of the Transaction Resolutions.

It is the Directors’ unanimous view that the Acquisition will be transformational for Sundance, providing increased scale and relevance (with a pro-forma market capitalisation of A$405.2 million(1)) and will significantly reduce the financial risk of the Company given the increased production and cash flows funded primarily with equity. The Sundance Board considered various funding alternatives for the Acquisition and believes that the funding structure of which the Conditional Placement is a key component provide the certainty required by the Sellers for them to agree to the Acquisition.

The inclusion of the Entitlement Offer in the mix of equity funding also provides existing Shareholders with the opportunity to participate in the Capital Raising and limits the amount of dilution of their shareholdings that they would otherwise experience, while conserving the Company’s cash to develop its properties. The

(1)  Based on the offer price of A$0.059

Retail Entitlement Offer includes an over-subscription facility, allowing retail shareholders the opportunity to apply, on an uncapped basis, for additional new Shares in excess of their entitlement.

(b)                           Non-refundable Deposit will be lost

The Company has agreed to pay a non-refundable Deposit in order to have the Sellers agree to the payment structure set out above. If the Conditional Placement is not approved, the Company will not be in a position to complete the Acquisition and will forfeit this Deposit. The Deposit is a significant amount and the Company will have received no value in that event for the proceeds of the Initial Placement or the Entitlement Offer. See section 5.4 for a fuller discussion of this risk.

(c)                            Important for the Company to take advantage of opportunities

If the issue of new Shares pursuant to the Initial Placement is ratified, the Company will have refreshed “placement capacity” under the ASX Listing Rules to undertake new institutional capital raisings to fund acquisitions or other strategic growth opportunities as and when they arise. If the Company has utilised all of its placement capacity and Resolution 2 is not approved, it will be limited in its ability to raise further equity capital in those circumstances or to offer incentives to its employees, which may have a negative impact on the Company’s future performance and growth.

(d)                           Approval of the Conditional Placement will significantly strengthen the Company’s balance sheet

Completion of the Conditional Placement will result in a materially stronger balance sheet.  As per the pro-forma balance sheet set out in section 3.5, net assets increase from US$ 193.1 million to US$ 433.5 million and the Company will have approximately US$136 million in liquidity as a result of the Acquisition and the Funding.

These potential advantages must be considered in light of the potential disadvantages of the Conditional Placement and ratification of the Initial Placement, which are discussed in section 2.2 below.

2.2                               Reasons not to vote in favour of the Transaction Resolutions

Reasons why Shareholders may consider voting against the Transaction Resolutions include:

(a)                                 You may disagree with the Directors’ recommendation

Notwithstanding the unanimous recommendation of the Directors, you may believe that the Company’s implementation of the Conditional Placement is not in your best interests.

For example, you may:

(i)                                     notwithstanding that the Company will forfeit the Deposit, consider that the Acquisition is not in the best interests of the Company because the risks outweigh the benefits;

(ii)                                  consider that the Conditional Placement and/or Initial Placement represent inappropriate dilution of your shareholding;

(iii)                               disagree that it is appropriate for the Company to raise equity capital under the Conditional Placement; or

(iv)                              consider that the ratification of the Initial Placement is not appropriate for the same reasons or because you want the Company to fund any acquisitions it undertakes in the next 12 months via an entitlement offer or other means.

Shareholders are not obliged to follow the unanimous recommendation of the Directors.

(b)                                Advantages may not be realised

The benefits described in section 2.1 and elsewhere in these Explanatory Materials include forward looking statements.  Such statements are only predictions and are subject to inherent risks and uncertainties, including those discussed in section 5. Actual events or results may differ materially from the events or results expressed or implied from any forward looking statement.

These potential disadvantages must be considered in light of the potential advantages of the Conditional Placement and ratification of the Initial Placement, which are discussed in section 2.1 above.

3.                                      Information on Pioneer and the assets to be acquired

3.1                               Overview of Pioneer’s business and operations

The assets to be acquired pursuant to the Acquisition are currently operated by Pioneer in a joint venture with Reliance and Newpek LLC.  Pioneer is a large US based oil and gas exploration and production company with its operations predominantly focussed in the Permian Basin and Eagle Ford Shale plays in Texas.  Pioneer is a subsidiary of a company listed on the New York Stock Exchange (NYSE: PXD) with a market capitalisation of approximately US$29 billion.  Pioneer’s current focus is largely on its Permian Basin assets, accounting for approximately 95% of its 2017 property costs incurred of US$ 2.8 billion.  The joint venture’s Eagle Ford interests (including the assets that are the subject of the Acquisition) consist of over 140,000 net acres, located across Live Oak, Atascosa, La Salle, Bee, Karnes and Dewitt counties.

3.2                               Overview of assets to be acquired

The assets to be acquired comprise some 21,900 net acres in the oil and volatile oil windows of the Eagle Ford Shale and on trend with Sundance’s existing position. Sundance believes the assets have high quality geological characteristics, particularly in the Live Oak/Area 41 where it believes these characteristics should translate to highly economic wells.

The asset blocks are contiguous in nature, consisting of four areas (Areas 11, 21, 32, and 41) as illustrated in Table 1. The block configuration of the acquired acreage is important in providing the optimal drilling layout for future development, and further builds out Sundance’s company-operated holdings in this part of the play.

3.3                               Production and completions

The Acquisition is inclusive of varying working interests (18-100%) in 132 wells on the acreage. This includes 94 Eagle Ford Pioneer operated wells with an average working interest of 97.9%, four Eagle Ford wells that are not operated by Pioneer with an average working interest of 53.1% and an additional 34 wells producing from Edwards and Carrizo formations with an average working interest of 21.7%

Production on the leases averaged approximately 1,800 boepd over the fourth quarter of 2017, comprising of 72% crude oil.  Over 95% of the existing production will be operated by Sundance.

As a result of the historical drilling and production activity, the leases are 100% held by production. This, along with control of operations, gives Sundance the ability to develop the acreage in the most efficient manner without needing to account for drilling deadlines on the leases or for third party requirements. It also gives Sundance control over drilling and development costs.

Table 1

Asset	County	Acreage	Wells in Production	Production (boepd fourth quarter 2017)
Area 11	La Salle	8,185 at 100% WI	17 Eagle Ford, 9 Edwards	584
Area 21	McMullen	6,315 gross / 1,931 net	12 Edwards, 13 Carrizo	0
Area 32	McMullen	730 gross at 100% WI	2 Eagle Ford	12
Area 41	Live Oak/Atascosa	11,162 gross / 11,080 net	79 Eagle Ford	1,169

3.4                               Reserves

Reserves over the assets have been independently certified by Ryder Scott as at 1 July 2017 and are summarised in Table 2 below:

Table 2

	Net Oil	Net Gas	Net NGL’s	Net boe	PV(10)
	(mmboe)	(bcf)	(mmboe)	(mmboe)	(US$m)
PDP	4.9	10.3	1.6	8.2	57.5
PUD	34.9	62.6	12.0	57.3	256.7
1P	39.8	73.0	13.6	65.5	314.4
Probable	30.7	69.5	13.7	56.0	213.3
2P	70.5	142.5	27.3	121.5	527.7
Possible	18.0	55.1	11.1	38.3	23.8
3P	88.5	197.5	38.4	159.9	551.6

3.5                               Financial information

The following unaudited pro forma condensed consolidated statement of financial position is presented to give effect to the acquisition of the Eagle Ford Shale Properties, as if the acquisition had occurred on 30 June 2017, and has been derived from Sundance’s consolidated statement of financial position and pro forma adjustments. The assets and liabilities of the Eagle Ford Shale Properties have been recorded at their estimated fair values with no resulting bargain purchase gain or goodwill. The amounts recorded have taken into consideration the cash expected to be paid and the estimated fair value of the acquired crude oil, natural gas and natural gas liquid properties at the acquisition date. The unaudited pro forma condensed statement of financial position is presented as if shareholder approval is obtained for the Conditional Placement. If shareholder approval is not obtained for the Conditional Placement, the classification and amounts of the Pro Forma Adjustments and Sundance Pro Forma in Table 3 below would vary.

Table 3

AS AT JUNE 30, 2017	Sundance Historical	Pro Forma Adjustments		Sundance Pro Forma
	US$’000	US$’000		US$’000
CURRENT ASSETS	$4,318	$73,181	(a)	$77,499
Cash and cash equivalents
Other current assets	12,221	560	(b)	12,781
Assets held for sale	66,939	—		66,939
TOTAL CURRENT ASSETS	83,478	73,741		157,219

NON-CURRENT ASSETS	327,028	225,552	(c)	552,580
Development and production assets
Exploration and evaluation assets	34,194	—		34,194
Other non-current assets	5,419	1,960	(b)	7,379
TOTAL NON-CURRENT ASSETS	366,641	227,512		594,153

TOTAL ASSETS	$450,119	$301,253		$751,372

CURRENT LIABILITIES	$54,950	$—		$54,950
Trade and other payables, and accrued expenses
Other current liabilities	3,056	—		3,056
TOTAL CURRENT LIABILITIES	58,006	—		58,006

NON-CURRENT LIABILITIES	188,395	51,827	(d)	240,222
Credit facilities, net of deferred financing fees
Other non-current liabilities	10,608	9,015	(e)	19,623
TOTAL NON-CURRENT LIABILITIES	199,003	60,842		259,845

TOTAL LIABILITIES	$257,009	$60,842		$317,851

NET ASSETS	$193,110	$240,411		$433,521

EQUITY	$373,585	$252,200	(f)	$625,785
Issued capital
Other equity	13,363	—		13,363
Accumulated deficit	(193,838)	(11,789	)(g)	(205,627)
TOTAL EQUITY	$193,110	$240,411		$433,521

The pro forma is prepared with the following assumptions and adjustments:

(a)                                 The adjustment to cash includes an increase of US$252.2 million resulting from issued capital net of offering costs and US$48.7 million resulting from the refinanced term loan draw net of repayments of the existing term loan and revolver loan and payment of deferred financing costs, reduced by US$216.5 million for the costs to acquire the Eagle Ford Shale Properties and US$11.2 million of transaction costs, including the US$2.5 million bond premium described below.

(b)                                 The Company was required to prepay a bond premium of $2.5 million related to future minimum guarantee to the Midstream Partner covering 4.5 years following closing, US$0.6 million of which is a current asset.

(c)                                  The Company acquired certain Eagle Ford Shale Properties for US$221.5 million, net of estimated effective date to closing date adjustments of US$5 million, consisting primarily of crude oil and natural gas revenue, net of lease operating expense and production taxes. The Company assumed a restoration provision of US$9 million, which was recorded with a corresponding increase to development and production assets, as if the acquisition was consummated on 30 June 2017. Of the US$225.5 million adjusted purchase price, all was allocated to development and production assets.

(d)                                 The Company refinanced its existing term loan of US$125 million and revolver loan of US$67 million with a refinanced term loan of US$250 million, which was drawn at closing, and a US$87.5 million refinanced revolver, which was fully available and undrawn at closing, less the US$12 million Letter of Credit related to the minimum revenue guarantee. The Company’s existing debt had US$3.1 million of deferred financing fees, which resulted in a loss on extinguishment. The Company incurred US$9.8 million of capitalised deferred financing fees related to the refinanced term and revolver loans.

(e)                                  The Company assumed a restoration provision of US$9 million as if the Acquisition was consummated on 30 June 2017.

(f)                                   The Company issued additional capital of US$260 million, reduced by costs to issue of US$7.8 million, or net proceeds of US$252.2 million.

(g)                                 The Company estimated transaction costs of US$8.7 million to consummate the Acquisition of the Eagle Ford Shale Properties, and US$3.1 million of non-cash write- offs of deferred financing expenses associated with the refinancing of the existing term loan and revolver loan; both of which are reflected as an increase to the 30 June 2017 accumulated deficit as if the Acquisition was consummated on that date.

4.                                      Information on the Acquisition and Funding

4.1                               Acquisition Agreement

The Acquisition has an effective date of 1 October 2017 and a target closing date of 24 April 2018 and remains subject to the following closing conditions:

•                  representations and warranties being true, and covenants of the parties being performed, in all respects material to the transaction;

•                  no governmental action making the transaction illegal or restraining or prohibiting it;

•                  delivery of closing documents, and performance of closing actions, by all Sellers and SINC; and

•                  execution of the new midstream agreements.

There is financing contingency in exchange for the payment of a significant non-refundable deposit of US$73 million. Confirmatory due diligence was completed on the assets prior to signing.

At and as a condition to closing, SINC, Sundance and the Midstream Partner will enter into midstream agreements providing for the gathering, processing, transport, and marketing of production from the properties.  Sellers are providing credit support to the Midstream Partner for SINC’s minimum revenue guarantees. In accordance with these contracts, Sundance will post a US$12.0m Letter of Credit at closing (increasing to US$16.5m in 2019) and a performance bond to guarantee approximately 50% of the minimum revenue guarantees required under the terms of the contracts.

4.2                               Acquisition Funding

In order to finance the Acquisition, the Company is raising approximately A$331.3 million by:

•                  an Initial Placement of 370,697,000 new Shares to professional and sophisticated investors at A$0.059 per Share which will complete on 27 March 2018, raising approximately A$21.9 million;

•                  an Entitlement Offer at A$0.059 per Share. The Entitlement Offer will comprise of an institutional entitlement offer and a retail entitlement offer to eligible Shareholders, raising approximately A$73.9 million; and

•                  a Conditional Placement of 3,990,500,740 new Shares to professional and sophisticated investors at A$0.059 per Share to raise approximately A$235.4 million, conditional upon approval of Shareholders.

In addition, the Company will refinance its existing credit facility by:

•                  syndicating a new institutional second lien term loan to raise US$250 million; and

•                  syndicating a new reserve based lending facility with a US$250 million face value and US$87.5 million available (the two syndicate facilities collectively, Debt Facilities).

4.3                               Use of Funds

The proposed allocation of funds raised (or to be raised) by the Company is summarised as follows:

•                  US$73 million non-refundable deposit for the Acquisition (funded by the proceeds of the Initial Placement and the Entitlement Offer);

•                  US$143.5 million for the balance of the consideration for the Acquisition (funded by proceeds of the Conditional Placement);

•                  US$192 million to repay the Company’s existing Credit Facilities (funded by the second lien term loan);

•                  US$11.8 million to repay the Company’s outstanding production prepayment; and

•                  US$167.4 million development and working capital, including transaction fees, funded by the refinanced debt and the Conditional Placement.

4.4                               Further details of the Capital Raising

Initial Placement

The Initial Placement will complete on 27 March 2018, and is within the Company’s 15% placement capacity under ASX Listing Rule 7.1 (including pursuant to a waiver of ASX Listing Rule 7.1, which permits the Company to issue a number of Shares pursuant to the Initial Placement as if the shares offered under the Entitlement Offer had been issued at the time of the Initial Placement). The Initial Placement is not conditional upon approval of Shareholders.

Conditional Placement

The shares to be issued under the Conditional Placement have been allocated to a variety of professional and sophisticated investors at an offer price of A$0.059 per Share. Subject to Shareholder approval of Resolution 1, the Conditional Placement is expected to settle on 23 April 2018.

Entitlement Offer

The Institutional Entitlement Offer was conducted on 15 March 2018. An institutional bookbuild was subsequently conducted on 15 March 2018.  Entitlements under the Institutional Entitlement Offer were non-renounceable, and new Shares that were not taken up by eligible institutional Shareholders, together with the entitlements of ineligible Shareholders who are institutional Shareholders, were allocated to eligible institutional Shareholders and institutional investors.  Any shortfall remaining after the institutional bookbuild was allocated to, and subscribed for by, the Underwriters and/or any sub- underwriters to the Entitlement Offer.

The Retail Entitlement Offer will open on 21 March 2018 and is expected to close on 3 April 2018. Further details of the Retail Entitlement Offer will be provided in the retail offer booklet, which is scheduled to be released to Shareholders on 21 March 2018. Entitlements under  the Retail Entitlement Offer are non-renounceable.   Any shortfall remaining after the Retail Entitlement Offer will be allocated to, and subscribed for by, the Underwriters and/or any sub-underwriters to the Entitlement Offer.

For more details, please refer to the investor presentation released to the ASX on 15 March 2018 and the Retail Offer Booklet to be released to the ASX on 21 March 2018.

4.5                               Underwriting Agreement

The Underwriters and Sundance entered into the Underwriting Agreement on 15 March 2018 under which the Underwriters were appointed by Sundance to act as lead managers, underwriters and bookrunners for the Entitlement Offer, and lead managers to the Initial Placement and Conditional Placement.

The Underwriter will be paid the following fees:

(a)                                 an underwriting fee of 3% (excluding GST) of the proceeds from the Entitlement Offer, Initial Placement and Conditional Placement; and

(b)                                 an incentive fee of up to 1% of an amount equal to the aggregate of the proceeds from the Entitlement Offer, Initial Placement and Conditional Placement, payable at Sundance’s sole discretion on the date of settlement of the issue of shares

Sundance will reimburse the Underwriters for all reasonable out-of-pocket expenses incurred in connection with the Entitlement Offer including all travel, roadshow, bookbuild and settlement out-of-pocket expenses and the fees and disbursements of its legal and other advisors. Sundance will also reimburse the Underwriters for agreed sub-underwriting fees payable to sub-underwriters of the Entitlement Offer.

Under the Underwriting Agreement, Sundance makes customary representations and warranties to the Underwriters and provides indemnification on customary terms.

In addition to customary termination rights, the Underwriters may terminate (in certain cases marked with an * subject to a materiality qualifier) without cost or liability if:

(a)                                 the Acquisition Agreement is terminated, rescinded or repudiated or is or becomes void or voidable or is amended in a material respect without the prior written consent of the Underwriter which is not to be unreasonably withheld or delayed;

(b)                                 the due diligence report or any information supplied by or on behalf of Sundance to the Underwriters for the purposes of the due diligence investigations, the offer materials or the Capital Raising is false, misleading or deceptive (including by omission) or the cleansing notice lodged by Sundance in respect of the Entitlement Offer is “defective” within the meaning of the Corporations Act;

(c)                                  ASIC or any other government agency takes certain actions in connection with the Capital Raising;

(d)                                 ASX announces that Sundance will be removed from the official list or that its Offer Shares will be delisted or suspended from quotation for more than one trading day by ASX for any reason;

(e)                                  ASX does not, or states that it will not, agree to grant official quotation of all the new Shares on an unconditional basis (or on a conditional basis provided such condition would not, in the opinion of the Underwriters (acting reasonably) have a material adverse effect on the Capital Raising by the settlement of the Conditional Placement or if permission for the official quotation of the new Shares, is granted before the date of allotment and issue of those new Shares, the approval is subsequently withdrawn, qualified (other than by way of customary conditions) or withheld;

(f)                                   the Company is insolvent or any step being taken which will or is likely to result in Sundance or any of its related bodies corporate becoming insolvent;

(g)                                  there is a material adverse change, or an event occurs which is likely to give rise to a material adverse change, in the financial position, results, condition or operations of Sundance and its subsidiaries or the assets from the position fairly disclosed by Sundance to ASX before the date of the Underwriting Agreement or in the announcement to the ASX in connection with the Acquisition and the Capital Raising;

(h)                                 there is an event or occurrence, including any statute, order, rule, regulation, directive or request of any government agency which makes it illegal for the Underwriter to satisfy an obligation under the Underwriting Agreement, or to market, promote, underwrite or settle the Capital Raising;

(i)                                     Sundance or any of its directors, Chief Executive Officer or Chief Financial Officer, are found to have engaged in any fraudulent conduct or activity whether or not in connection with the Capital Raising;

(j)                                    a director, the Chief Executive Officer or the Chief Financial Officer of Sundance is charged with an indictable offence relating to financial or corporate matters relating to Sundance;

(k)                                 a change in the Chairman, Chief Executive Officer or Chief Financial Officer of Sundance occurs;

(l)                                     * Sundance or any of its material subsidiaries or the Sellers charges or agrees to charge, the whole or a substantial part of Sundance’s or any of the material subsidiaries’ respective businesses or property or the assets other than:

(i)                                     as a result of, or in connection with the Acquisition or resulting from the integration of the Company and the acquired assets

(ii)                                  under its facility agreements

(iii)                               a charge over any fees or commissions to which Sundance or any of its material subsidiaries or the Sellers (as applicable) are or will be entitled;

(iv)                              as disclosed in the offer documents; or

(v)                                 as agreed by the Underwriters (acting reasonably) or as disclosed to the Underwriters prior to the date of the Underwriting Agreement;

(m)                             either:

(i)                                     * a contravention by Sundance of the Corporations Act, its constitution, any of the ASX Listing Rules, any other applicable law or regulation (as amended or varied) or order or request made by or on behalf of ASIC, ASX or any government agency;

(ii)                                  * any aspect of the Capital Raising does not comply with the Corporations Act or the ASX Listing Rules or any other applicable laws; or

(iii)                               Sundance is prevented from allotting and issuing the new Shares under the ASX Listing Rules, applicable laws, an order of a court of competent jurisdiction or a government agency.

4.6                               Credit Facilities

Sundance has entered into two term sheets with Morgan Stanley and Natixis to re-finance its existing revolver and term loan.  Morgan Stanley will syndicate a US$250 million second lien term loan and Natixis a US$250 million revolver with a US$87.5 million borrowing base available at closing.  Proceeds from the refinancing will be used to:

•                  retire the Company’s existing US$67 million revolver and US$125 million term loan;

•                  post letters of credit totalling approximately US$12.0 million to the Pioneer joint venture partners securing the minimum revenue commitments of the Company to the Midstream Partner as described in section 4.7 below; and

•                  fund the Company’s drilling and development program and ongoing working capital requirements, with the remaining approximately US$136.4 million.

4.7                               Midstream Agreements and minimum revenue commitments

As described in section 4.8, the Acquisition was predicated on the renegotiation of five key midstream contracts from existing Sellers contracts to new contracts applicable to the Company’s interests in the acquired assets. The new contracts provide for the gathering, handling, transportation and sales of hydrocarbons produced from the acquired assets at market rates. The renegotiated contracts will result in cost savings relative to their original forms and provide firm capacity for Sundance to sell its production volumes.

Under the new midstream agreements, Sundance will be obliged to make minimum revenue commitments to the Midstream Partner totalling US$81.7 million through to 2022 for minimum obligatory production volumes from the acquired properties. The Company expects current producing wells to cover US$26 million of the MRC with forecasted production under the planned development program expected to cover the remainder of the MRC.

Under the terms of the Acquisition, the Pioneer joint venture parties are providing a guarantee of these obligations to the Midstream Partner.  In exchange for this guarantee, Sundance will be obligated to post backstop security in favour of the Pioneer joint venture parties in amount of US$ 40.9 million.  The Company will post US$12 million of this security in the form of a letter of credit and the remainder via a performance bond. The backstop security will reduce as the MRC are reduced in accordance with an agreed formula. The letter of credit will be issued under the restructured Natixis credit facility.

4.8                               Midstream Partner Agreements

The Midstream Partner has previously entered into five long-term contracts with the Pioneer joint venture for the gathering, separation, stabilisation, treatment, transportation and marketing of crude oil, condensate, natural gas and natural gas liquids through 2035 on the properties being acquired and other properties that are subject to the Pioneer joint venture.  In connection with the Acquisition, Sundance and the Midstream Partner have re-negotiated these contracts to segregate the remaining joint venture properties from the properties being acquired and to reduce the fees paid to the Midstream Partner  per molecule on new wells thus incentivising Sundance to increase throughput.  Acquired producing wells will be subject to the fees under the legacy midstream contracts.

The Hydrocarbon Gathering and Handling Agreement (HGHA) provides for the Midstream Partner to transport crude oil and wet natural gas via a network of field gathering pipe on localised pods to central gathering points (CGPs) on the properties.  At each CGP the Midstream Partner separates, stabilises and stores the hydrocarbons and delivers gas to the Midstream Partner’s pipeline for transport under the GTA described below. The HGHA applies to Area 21, 32 and 41.

The field gathering system and CGP for Area 21 has not been constructed and the Midstream Partner is obligated to pay up to US$10 million for the build out or for other agreed facilities. The field gathering system and CGP in Area 11 will be owned and operated by Sundance after closing the Acquisition.

The Processed Condensate Purchase Agreement and Crude Oil Purchase Agreement provide for the Midstream Partner to purchase crude oil and condensate at each CGP. The Midstream Partner then uses a mix of trucks and pipelines to transport the crude oil and condensate to its terminal in Houston, Texas.  Sundance has the option to re-purchase the crude oil and condensate it sold to the Midstream Partner for resale into more favourable markets at the terminal.

The Gas Transportation Agreement (GTA) provides for the Midstream Partner to purchase wet gas from the CGPs and transport it to its gas processing plants.

The Gas Processing Agreement (GPA) provides for the Midstream Partner to process the wet gas at its processing plants delivering Sundance dry natural gas and natural gas liquids at the tailpipe of the plant for resale.

The contracts contain MRC payable to the Midstream Partner totalling US$81.7 million from 2018 to 2022.  Sundance must either pay sufficient fees for transportation, processing and marketing of hydrocarbons to meet the MRC or pay the difference between the MRC and the actual fees paid in cash on an annual basis with rollover of excess amounts to reduce amounts payable in subsequent years. Sundance anticipates meeting the MRC through its development plan. As noted in section 4.7, Pioneer and the other Sellers have agreed to continue providing partial support to the Midstream Partner for the MRC, and in turn the Company is required to provide backstop credit support aggregating US$40.9 million to the Sellers.

4.9                               Attractive Well Economics and Inventory Upside

The Acquisition provides an inventory of drilling locations with attractive economics.  Based on reservoir analysis the Company expects each typical 5,000 foot lateral well in Area 41, which is in Live Oak and Atascosa counties, to produce approximately 383 mboe over the life of the well.  The well locations acquired in Live Oak are expected to perform in the top 25% of Sundance’s drilling inventory.

Additionally, the Acquisition provides an inventory of drilling locations in LaSalle County, Area 11, that the Company expects to be comparable to its existing McMullen assets. Based on reservoir analysis, the Company expects each typical 9,000 foot lateral well in Area 11 to produce approximately 477 mboe over the life of the well.  The well locations acquired in Area 11 are expected to perform in the top 50% of Sundance’s drilling inventory.

In total, the Acquisition adds approximately 255 net operated drilling locations, all of which are Tier 1 locations.  Sundance expects the acquired drilling locations will be in the top half of its drilling inventory.  The number of future drilling locations is dependent on a number of factors including the assumed oil price, service costs and availability and required rate of return.

4.10                        Profile post-completion

Completion of the Acquisition will be transformative in establishing Sundance as a leading pure-play Eagle Ford operator, with:

•                  a total 56,600 net acres in the oil/volatile oil windows of the Eagle Ford Shale;

•                  an inventory of 614 net undrilled locations (2) including 217 net proven undeveloped drilling locations including the Company’s existing properties providing a platform for production and earnings before interest taxes and depreciation growth for the next 15 years;

•                  pro-forma net reserves totalling 87.8 mmboe 1P and 149.3 mmboe 2P;

•                  pro-forma Proved PV(10) estimated at US$650.0 million;

•                  pro-forma 2018 production of 9,000-10,000 boepd and 2019 production of 21,000- 22,000 boepd.

The Acquisition provides Sundance with increased scale, production and cash flows.  Given that the Acquisition is being financed with equity and that the existing debt facilities are being refinanced and expanded on more favourable terms than the Company’s existing facilities, Sundance will benefit from a strengthened balance sheet, providing the Company with greater flexibility to execute its growth strategy. Sundance anticipates that deploying its liquidity at closing into its high quality drilling inventory will allow it to grow on a sustainable basis within cash flow by 2020.

The larger drilling inventory and liquidity will facilitate a planned 2-rig drilling program, reducing the previously high mobilisation/demobilisation costs associated with the Company’s stop/start drilling requirements, facilitate efficiencies from pad drilling, and give the Company greater purchasing power to drive down service costs.

(2) Based on internal Company estimates

The re-negotiated midstream agreements provide firm long-term midstream capacity at market rates.  As Sundance executes its development program the re-negotiated midstream rates will accrete to earnings.

5.                                      Risks associated with the Acquisition and the Capital Raising

5.1                               Impairment of carrying value of properties

Sundance may be required to write-down the carrying value of its oil and natural gas properties when oil and natural gas prices are low.  If net capitalised costs of its oil and natural gas properties exceed its fair value, Sundance must charge the amount of the excess to earnings. This type of charge will not affect Sundance’s cash flows, but will reduce the book value of its Shareholders’ equity.  Because the oil price Sundance uses to estimate future net cash flows is a forecast, actual cash flows and carrying value may materially differ. Sundance reviews the carrying value of its properties quarterly and once incurred, a write- down of oil and natural gas properties may be reversible at a later date if prices increase.

For the period ended 31 December 2016, Sundance recorded a US$10.2 million write-down of oil and natural gas properties because lower oil prices reduced the estimated fair value of its properties below carrying value.  Oil prices have continued to fluctuate since 31 December 2016, and Sundance may experience further write-downs in the future. The risk Sundance may incur further write-downs or impairments will be subject to fluctuation as a result of acquisition or divestiture activity.  In addition, declining commodity prices or other adverse market conditions, such as declines in Share price, could result in impairments or reductions in proved reserve estimates that would adversely affect Sundance’s results of operation or financial condition.

5.2                               Information risk

Sundance’s analysis of the Eagle Ford Shale Properties, including estimates of the associated proved reserves, is based in part on information provided by the Sellers, including historical production data.  Sundance’s independent reserve engineers have prepared an evaluation of the reserves with respect to the properties, using assumptions disclosed in these Explanatory Materials. As a result, the assumptions on which Sundance’s internal estimates of proved reserves and horizontal drilling locations included in or incorporated by reference into these Explanatory Materials have been based may prove to be incorrect in a number of material ways, resulting in Sundance not realising expected benefits of the Acquisition.  In addition, the representations, warranties and indemnities of the Sellers in the Acquisition Agreement are limited, and Sundance may not have recourse against the Sellers in the event that the acreage does not perform as expected.

Furthermore, a large portion of the acreage Sundance is acquiring is undeveloped, and Sundance’s plans, development schedule and production schedule associated with the acreage may fail to materialise.  As a result, Sundance’s investment in these areas may not be as economic as anticipated, and could result in material write-downs of unevaluated properties.

The commercial rationale for the Acquisition is based on the successful outcome from the drilling of development wells and the achievement of production and cash flow targets. There is a risk that Sundance does not meet these targets.

5.3                               Risk that expense estimates differ materially from actual amounts

The reserves and production estimates with respect to the Acquisition described in these Explanatory Materials are based on Sundance’s analysis of historical production data, assumptions regarding capital expenditures and anticipated production declines.  Data used to make these estimates was furnished by the Sellers or obtained from publicly available sources.  Sundance cannot assure Shareholders that these estimates of proved reserves and production are accurate. The reserves and production related to the Acquisition may differ materially from the amounts indicated in these Explanatory Materials.

5.4                               Execution risk

Sundance has agreed to pay a US$73 million non-refundable deposit to secure its obligations under the Acquisition Agreement. The Acquisition Agreement contains customary closing conditions, and although title and environmental due diligence were completed prior to signing, it is possible that the conditions in the Acquisition Agreement will not be satisfied, and Sundance may be unable or unwilling to consummate the Acquisition.   If the Acquisition is not closed on account of a material breach of the Acquisition Agreement on Sundance’s part that is not subsequently cured, including because the Conditional Placement is not approved, Sundance may be required to forfeit part or all of its Deposit as liquidated damages. The deposit is a significant amount and therefore, the loss of that amount without having received any value coupled with the associated transaction costs, will likely have a material adverse effect on the Company’s share price.

If the Acquisition is not consummated, Sundance intends to use any remaining net proceeds to fund a portion of its exploration and development activities and for general corporate purposes, which may include leasehold interest and property acquisitions, repayment of indebtedness and working capital.

The Underwriting Agreement contains certain conditions precedent and termination events in favour of the Underwriters. There is a risk that the Underwriting Agreement may not complete or may be terminated and put Sundance in a position where it does not have the funding available to pay the Deposit and/or complete the Acquisition.

The Debt Facilities contain certain conditions precedent and termination events in favour of the lenders. There is a risk that the new facility agreements will not complete or may be terminated with the result that the Company may not be able to develop the assets as currently planned or have sufficient liquidity to meet its current or future working capital needs.

Completion of the Acquisition is not a prerequisite to completion of the Capital Raising although the Capital Raising will not complete if the Acquisition Agreement is terminated (to the extent not already completed).

5.5                               Integration risk

The Acquisition will result in a step change in the scale of Sundance’s operations. There is a risk that this change will not be managed appropriately resulting in loss of value of the assets.

The Acquisition involves risks associated with integrating acquired properties into existing operations, including that:

•                  senior management’s attention may be diverted from the management of daily operations to the integration of the assets acquired in the Acquisition;

•                  significant unknown and contingent liabilities could be incurred for which Sundance has limited or no contractual remedies, the Sellers may be unable to meet their financial obligations to indemnify Sundance for those liabilities or Sundance may not have any or adequate insurance coverage;

•                  the Eagle Ford Shale Properties may not perform as well as Sundance anticipates;

•                  unexpected costs, delays and challenges may arise in integrating the assets acquired in the Acquisition into existing operations; and

•                  Sundance may need to hire additional staff, devote additional resources and contract additional rigs to integrate the Eagle Ford Shale Properties.

Even if Sundance successfully integrates the Eagle Ford Shale Properties into its operations, it may not be possible to realise the full benefits Sundance anticipates or Sundance may not realise these benefits within the expected timeframe. If Sundance fails to realise the benefits anticipated from the Acquisition, its business, results of operations and financial condition may be adversely affected.

5.6                               Minimum revenue payments to the Midstream Partner and fixed costs that escalate with inflation

Crude oil, condensate, natural gas and natural gas liquids from the Eagle Ford Shale Properties are shipped to fixed destinations. Those locations may be subject to local market conditions that cause the price received to be below the prevailing market and the long term contracts prevent Sundance from shipping to different markets.

The Midstream Partner contracts contain MRCs, a portion of which are secured by letters of credit and performance bonds.  If the planned development program is not executed to the extent assumed, Sundance may not produce sufficient quantities of hydrocarbons to meet the MRCs and may be required to make cash deficiency payments. The deficiency payments would reduce liquidity to invest in growing the business and profitability.  If Sundance is unable to make the deficiency payments, the letters of credit and performance bonds may be drawn causing an increase in Sundance’s level of indebtedness and potentially a default under its loan covenants.

Fees associated with transporting hydrocarbons are fixed and escalate with inflation over the remaining life of the Midstream Partner contracts.  Inflation and oil prices may not be correlated resulting in higher costs and a lower realized price per molecule. These rates  may be above market rates impacting our realisations compared to our competitors and therefore profitability.

5.7                        Investment risk

Sundance has never declared or paid cash dividends on Shares. The Company currently intends to retain future earnings and other cash resources, if any, for the operation and development of its business and does not anticipate paying any cash dividends on Shares in the foreseeable future. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including financial condition, operating results, current and anticipated cash needs and plans for expansion.  In addition, the Company’s current credit facility and credit support agreement on the MRCs with the Sellers prohibits and senior notes restrict, and future indebtedness may restrict, it from paying cash dividends on Shares. Any future dividends may also be restricted by any debt financing arrangements entered into from time to time.

5.8                        Future issuances or sale of significant amounts of restricted Shares

The future issuance of a substantial number of Shares (including under the Capital Raising), or the perception that such issuance could occur, could adversely affect the prevailing Share price.  Sales of a substantial number of Shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of Shares intend to sell Shares, could reduce Share price.

A decline in Share price could make it more difficult to raise funds through future offerings of Shares or securities convertible into Shares.

5.9                       Leverage and debt service obligations

As of 31 December 2017, Sundance had US$210 million of debt outstanding and no availability remaining under its revolving credit facility.  This level of indebtedness could affect operations in several ways, including by:

•                  requiring Sundance to dedicate a substantial portion of its cash flow from operations to service existing debt, thereby reducing the cash available to finance operations and other business activities;

•                  limiting management’s discretion in operating the business and Sundance’s flexibility in planning for, or reacting to, changes in its business and industry in which it operates;

•                  increasing its vulnerability to downturns and adverse developments in business and the economy generally;

•                  limiting its ability to access the capital markets to raise capital on favourable terms or to obtain additional financing for working capital, capital expenditures or acquisitions or to refinance existing indebtedness;

•                  placing restrictions on its ability to obtain additional financing, make investments, lease equipment, sell assets and engage in business combinations;

•                  making it more likely that a reduction in its borrowing base following a periodic redetermination could require Sundance to repay a portion of its then-outstanding bank borrowings;

•                  making Sundance vulnerable to increases in interest rates as its indebtedness under its senior secured revolving credit facility may vary with prevailing interest rates;

•                  placing Sundance at a competitive disadvantage relative to competitors with lower levels of indebtedness in relation to overall size or less restrictive terms governing indebtedness; and

•                  making it more difficult to satisfy its obligations under its debt and increasing the risk of default on debt obligations.

Sundance’s senior secured revolving credit facility and term loan have restrictive covenants that could limit growth, financial flexibility and the ability to engage in activities that may be in Sundance’s long-term best interests and contain covenants that, among other things, limit the ability to:

•                  incur additional indebtedness;

•                  make loans to others;

•                  make investments;

•                  merge or consolidate with another entity;

•                  make dividends and certain other payments;

•                  hedge future production or interest rates;

•                  create liens that secure indebtedness;

•                  sell assets;

•                  enter into transactions with affiliates; and

•                  engage in certain other transactions without the prior consent of the lenders.

In addition, the senior secured revolving credit facility requires Sundance to maintain certain financial ratios or to reduce indebtedness if Sundance is unable to comply with such ratios, which may limit its ability to obtain future financings to withstand a future downturn in business or the economy in general, or to otherwise conduct necessary corporate activities. Sundance may also be prevented from taking advantage of business opportunities that arise because of these limitations.

Failure to comply with these covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all indebtedness. If that occurs, Sundance may not be able to respond to changing business and economic conditions or to fund capital expenditures or working capital needs which would have an adverse effect on its financial condition.

The Company is subject to interest rate risk due to its borrowings and with its long-term debt obligations linked to floating interest rates. A change in benchmark rates will impact the cost of servicing debt and the profitability of the Company.

5.10                 Commodity price risk and volatility of oil and gas prices

The Company’s main business activities are highly exposed to movements in global oil   prices and to a lesser extent, changes in gas prices. The prices of oil, natural gas and other hydrocarbon products remain outside the control of the Company.  A significant change in commodity prices would impact the company’s profitability and in meeting its forecasts. The Company has and will maintain a hedging policy. That policy is designed to protect the Company from changes in price but there is no guarantee it will adequately do so.  Further, the hedging policy is not designed to preserve value in the Company’s undeveloped    reserves which comprise a significant portion of the value of the Company’s assets so those undeveloped reserves remain subject to significant changes in value due to changes in price.

The prices of oil and natural gas have fluctuated greatly in response to changes in many factors.  Currently Sundance is in a situation where oil (and to some extent also natural gas) prices have declined substantially compared to levels seen over the last few years, although recently prices have begun to improve. There are several reasons for this decline but fundamental market forces beyond Sundance control or the control of other market participants have impacted and will continue to impact oil and natural gas prices in the future.

Generally, Sundance does not and will not have control over the factors that affect the prices of oil and natural gas. These factors include:

•                  economic and political developments in resource-producing regions;

•                  global and regional supply and demand;

•                  the ability of the Organisation of the Petroleum Exporting Countries and other producing nations to influence global production levels and prices;

•                  government regulations and actions;

•                  global economic conditions;

•                  war or other international conflicts;

•                  changes in population growth and consumer preferences;

•                  the price and availability of new technology; and

•                  weather conditions.

It is impossible to predict future price movements for oil and natural gas with certainty.  A prolonged period of low oil and natural gas prices will adversely affect Sundance’s business, the results of operations, financial condition, liquidity and its ability to finance planned capital expenditure, including possible reductions in capital expenditures which could offset replacement reserves. Rapid material and/or sustained reductions in oil, gas or product prices can have an impact on the validity of the assumptions on which strategic decisions are based and can have an impact on the economic viability of projects that are planned or in development.

5.11                       Exploration and development risk

Oil and gas exploration and production activities are inherently subject to numerous risks, including the risk that drilling will not result in commercially viable oil and gas production.   The identification of drilling locations relies on technical interpretation and is therefore subjective in nature and subject to numerous geological risks.  Further, the successful drilling of a productive well is also subject to numerous technical drilling and completion risks.

5.12                       Reserves risk

Reserves assessment is a subjective process that provides an estimate of the volume of recoverable reserves.  Oil and gas estimates are not precise and are based on knowledge, experience, interpretation and industry practice. Petroleum engineering is a subjective process of estimating accumulations of oil and/or natural gas that cannot be measured in an exact manner and which involves the use of assumptions which may ultimately not prove to be accurate. Different variables can impact whether these reserves are economically recoverable, including changes with respect to governmental regulations, commodity prices, and taxes. The Company’s actual revenues, expenses, and production will likely vary from such estimates and such differences could be substantial.

5.13                       Reliance on key personnel

The Company’s success depends in large measure on certain key personnel.  The loss of the services of such key personnel may have a material adverse effect on the business, financial condition, results of operations and prospects. The contributions of the existing management team to the immediate and near term operations are likely to be of central importance. There can be no assurance that Sundance will be able to continue to attract and retain all personnel necessary for the development and operation of business.

5.14                       Funding risk

The Company may require capital in addition to the Capital Raising (following completion of the budgeted work program), in order to fund development activities or for additional acquisitions.  Failure to obtain such finance in a timely manner could impact its ability to secure additional acquisition opportunities or the execution of its work program. There is no assurance that the capital or debt markets will provide additional funding on reasonable terms or at all.  Uncertainty in domestic and international credit markets could materially affect the Company’s ability to access sufficient capital for its capital expenditures and acquisitions and, as a result, may have material adverse effect on the Company’s ability to execute its business strategy and on its business, financial condition, results of operations and prospects. The possibility of material dilution for Shareholders also exists especially if equity raisings are completed during a period of general market or company share price weakness.

5.15                       Environmental risks

Potentially hazardous activities arise in connection with Sundance’s business.  A significant safety or environmental incident or the failure of safety processes or of occupational health plans, as well as a breach of regulatory or contractual obligations could materially adversely affect results of operations and reputation.  Sundance is also subject to laws and regulations governing health and safety matters to protect the public, employees and contractors, who could potentially be harmed by these activities, as well as laws and regulations relating to pollution, the protection of the environment, and the use and disposal of hazardous substances and waste materials. These expose Sundance to costs and liabilities relating to operations and properties whether currently, including those inherited from predecessor owners or formerly owned by Sundance, and sites used for the disposal of waste. The cost of future environmental remediation obligations is often inherently difficult to estimate and uncertainties can include the extent of contamination, the appropriate corrective actions and share of the liability.  If more onerous requirements are imposed or the Company’s ability to recover costs under regulatory frameworks changes, this could have a material adverse impact on the business, reputation, results of operations and financial position of Sundance.

Further, the effects of climate change could result in less stable weather patterns, which would result in more severe storms and other weather conditions that could interfere with Sundance’s operations and damage its facilities. The increased focus on abating climate change may lead to stricter policies and regulations on greenhouse gas emissions, causing increased costs relating to emissions and/or cost driving measures to provide electric power to facilities from renewable sources.  Climate related policy changes may also reduce access to prospective geographical areas of operations in the future.

5.16                       Risk of inadequate water supplies or limitations on water disposal options

Sundance uses a substantial amount of water in its drilling operations.  Sundance’s inability to locate sufficient amounts of water, or treat and dispose of water after drilling, could adversely impact its operations.  Moreover, the imposition of new environmental initiatives and regulations could include restrictions Sundance’s ability to conduct certain operations such as hydraulic fracturing or disposal of waste, including, but not limited to, produced water, drilling fluids and other wastes associated with the exploration, development or production of natural gas.  Furthermore, future environmental regulations and permit requirements governing the withdrawal, storage and use of surface water or groundwater necessary for hydraulic fracturing of wells could increase operating costs and cause delays, interruptions or termination of operations, the extent of which cannot be predicted, all of which could have an adverse effect on Sundance’s operations and financial performance.

5.17                       Regulatory risk

Changes in law or regulation or regulatory policy and precedent could result in a materially adversely effect. Decisions or rulings concerning, for example, whether licences, approvals or agreements to operate or supply are subject to new, more onerous regulatory requirements impacting timely recovery of incurred expenditure or obligations, the ability to pass through commodity costs and other decisions relating to the impact of general economic conditions on Sundance, its markets and customers and in relation to proposed business development activities, could have a material adverse impact on results of operations, cash flows, the financial condition of the business and the ability to develop the business in the future.

5.18                       Occupational health and safety risk

The conduct of exploration for, and production of, hydrocarbons may expose Sundance’s  staff to potentially dangerous working environments. Occupational health and safety legislation and regulations differ in each jurisdiction.  If any of Sundance’s employees  suffered injury or death, compensation payments or fines may have to be paid, and such circumstances could result in the loss of a license or permit required to carry on the business, or other regulatory sanction, all of which have the potential to impact Sundance’s cash flow, operations and ability to make future distributions (should Sundance decide to do so).

5.19                       Industry competition and energy demand

The availability of a market for oil and gas in the future will depend in part on cost and availability of alternate fuels, the level of consumer demand, the extent of domestic production of oil and gas, the extent of important foreign oil and gas, the cost of and proximity of Sundance projects to pipelines and other transportation facilities, regulations by state and federal authorities and the cost of complying with applicable environmental regulations. There is a risk that increased industry competition could impact on oil and gas supply and demand that could negatively impact on prices and therefore on Sundance’s business.

Many of Sundance’s competitors in the onshore US oil and gas industry are larger, better capitalised organizations. Those companies may achieve competitive advantages over Sundance through lower cost capital and greater economies of scale inhibiting Sundance’s ability to achieve its growth targets.

5.20                       Insurance risk

Sundance maintains insurance against losses and liabilities in accordance with customary industry practices and in amounts that management of Sundance believes to be prudent. However, insurance against all operational risks is not available to Sundance.  Sundance does not carry business interruption insurance.  Sundance may elect not to carry insurance with regard to specific risks if management of Sundance believes that the cost of available insurance is excessive relative to the risks presented.

In addition, losses could occur for uninsured risks or in amounts in excess of existing insurance coverage. Sundance cannot insure fully against pollution and environmental risks. Sundance cannot assure Shareholders that Sundance will be able to maintain adequate insurance in the future at rates they consider reasonable or that any particular types of coverage will be available. The occurrence of an event not fully covered by insurance could have a material adverse effect on Sundance’s financial position and results of operations.

5.21                       Inability to achieve future growth

Sundance may experience difficulty in achieving and managing future growth.

Sundance has experienced growth in the past primarily through expansion of its drilling program.  Future growth may place strains on financial, technical, operational and administrative resources and cause Sundance to rely more on project partners and independent contractors, possibly negatively affecting its financial position and results of operations.  Sundance’s ability to grow will depend on a number of factors, including the results of its drilling program, hydrocarbon prices and access to capital along with its ability to:

•                  obtain leases or options on properties, including those for which Sundance has 3-D seismic data;

•                  acquire additional 3-D seismic data;

•                  identify and acquire new exploratory prospects;

•                  develop existing prospects;

•                  continue to retain and attract skilled personnel; and

•                  maintain or enter into new relationships with project partners and independent contractors.

Sundance may not be successful in upgrading technical, operations and administrative resources or in increasing its ability to internally provide certain of the services currently provided by outside sources, and Sundance may not be able to maintain or enter into new relationships with project partners and independent contractors.  Sundance’s inability to achieve or manage growth may adversely affect its financial position and results of operations.

6.                                     Resolution 1 — Approval of the Conditional Placement for the purposes of ASX Listing Rule 7.1

6.1                              Background to Resolution 1

ASX Listing Rule 7.1 imposes a limit on the number of Shares which a listed company can issue without shareholder approval. In general terms, a company may not, without prior shareholder approval or unless another exception applies, issue Shares if the equity securities will in themselves or when aggregated with the securities issued by the company during the previous 12 months, exceed 15% of the number of fully paid ordinary shares on issue.

Resolution 1 seeks Shareholder approval for the issuance of the Conditional Placement in accordance with ASX Listing Rule 7.1.

6.2                              Information required under ASX Listing Rule 7.3

The information set out below has been included in this Explanatory Memorandum to comply with the content requirements prescribed by ASX Listing Rule 7.3 in respect of Resolution 1:

Maximum Principal Amount	A maximum of 3,990,500,740 Shares will be issued and allotted under the Conditional Placement.

Date by which the entity will issue the securities (which must be no later than three months after the date of the meeting)	24 April 2018

Issue Price	A$0.059 per Share

Name of person to whom securities will be issued	Professional and sophisticated investors identified by the Company and the Underwriters. The persons to whom Shares will be issued are not related parties of the Company.

The terms of the securities	Fully paid ordinary shares, which will rank equally in all respects with the Company’s existing ordinary shares on issue.

Intended use of funds	The funds are intended to be used to partly fund the Acquisition.

The issue date or a statement that allotment will occur progressively	Refer above to proposed date of issue.

Voting exclusion statement

A voting exclusion statement relating to Resolution 1 is included in the Notice. A person who may participate in the issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed, or any associate of that person, will be excluded from voting in favour of Resolution 1.

6.3                              Proxy Voting

The Chairman of the meeting intends to vote undirected proxies in favour of Resolution 1.

6.4                              Directors Recommendation

The Directors unanimously recommend that Shareholders vote in favour of Resolution 1. Each of the Directors holding Shares in the Company intends to vote in favour of Resolution 1.

7.                                     Resolution 2 — Ratification of prior issue of securities for the purposes of ASX Listing Rule 7.4 (Initial Placement)

7.1                              Background to Resolution 2

ASX Listing Rule 7.1 imposes a limit on the number of Shares which a listed company can issue without shareholder approval. In general terms, a company may not, without prior shareholder approval or unless another exception applies, issue Shares if the equity securities will in themselves or when aggregated with the securities issued by the company during the previous 12 months, exceed 15% of the number of fully paid ordinary shares on issue.

ASX Listing Rule 7.4 provides that an issue of securities made by a listed company without the prior approval of its shareholders may be treated as having been made with shareholder approval if:

•                  at the time the issue took place, it did not breach ASX Listing Rule 7.1; and

•                  the shareholders of the company, in general meeting, subsequently ratify the issue of the shares.

Accordingly, as the issue of the Initial Placement was made in accordance with ASX Listing Rule 7.1, Resolution 2 is proposed to ratify the issue of the fully paid ordinary shares and thereby permitting the Company to issue Shares without the issue interfering with, or restricting, the ability of the Company to issue securities up to the 15% limit in any subsequent 12 month period.

7.2                              Information required under ASX Listing Rule 7.5

The information set out below has been included in this Explanatory Memorandum to comply with the content requirements prescribed by ASX Listing Rule 7.5 in respect of Resolution 2:

Number of securities issued	370,697,000 Shares

The issue price of the securities	A$0.059 per Share

The date of issue	27 March 2018

Identity of allottee(s)	Professional and sophisticated investors identified by the Company and the Underwriters. The persons to whom Shares will be issued are not related parties of the Company.

Terms of the securities	Fully paid ordinary shares, which rank equally in all respects with the Company’s existing ordinary shares on issue.

Use of funds raised	The funds were used to partially fund the Deposit

7.3                              Effect of Shareholder approval of Resolution 2

If approved, Resolution 2 will result in the ratification of the issue of a total of 370,697,000 Shares and will refresh the ability of the Company to issue further Shares up to the limit of 15% of its issued capital in the next 12 month period without Shareholder approval.

7.4                              Proxy Voting

The Chairman of the Meeting intends to vote undirected proxies in favour of Resolution 2.

7.5                              Directors Recommendation

The Directors unanimously recommend that Shareholders vote in favour of Resolution 2. Each of the Directors holding Shares in the Company intends to vote in favour of Resolution 2.

8.                                      Glossary

The meanings of the terms used in these Explanatory Materials are set out below.

Term	Meaning

1P	or “proved reserves” are those reserves that should have at least a 90% probability that the quantities actually recovered will meet or exceed the estimate.
2P

or the “Sum of Proved Reserves plus Probable Reserves” are those considered as the best estimate of quantities to be commercially recovered and will have at least 50% probability to meet or exceed the quantities estimated.

3P	or “possible reserves” are those reserves that should have at least a 10% probability that the quantities actually recovered will meet or exceed the estimate.
Acquisition	the acquisition by SINC of the Eagle Ford Shale Properties from the Sellers as described in section 3.
Acquisition Agreement	the purchase and sale agreement between Pioneer, Reliance and Newpek, LLC as sellers and SINC as buyer dated 9 March 2018.
ASIC	Australian Securities and Investments Commission.
ASX	ASX Limited (ACN 008 624 691) and, where the context requires, the cash equities market that it operates.
boepd	barrels of oil equivalent per day.
Capital Raising	the offer of Shares to fund the Acquisition, comprising the Initial Placement, the Entitlement Offer and the Conditional Placement.
CGP	the central gathering points as described in section 4.8.
Chairman	the Chairman of the EGM.
Company Group	the Company and its subsidiaries.
Conditional Placement	the proposed placement of the Conditional Placement Shares at an offer price of A$0.059 to professional and sophisticated investors, conditional upon the approval of Shareholders.
Conditional Placement Shares	the 3,990,500,740 new Shares to be issued under the Conditional Placement.
Corporations Act	Corporations Act 2001 (Cth).
Debt Facilities	has the meaning given to that term in section 4.2.
Deposit	the US$73 million non-refundable deposit to be paid by

Term	Meaning

SINC in relation to the Acquisition.
Directors	members of the Sundance Board.
Eagle Ford Shale	a hydrocarbon-producing geological formation in Texas.
Eagle Ford Shale Properties	the properties listed in Annexure B to be acquired by SINC under the Acquisition.
EGM	the extraordinary general meeting of Shareholders to be held on 19 April 2018.
Entitlement Offer	means the accelerated non-renounceable entitlement offer to raise the Entitlement Offer Amount, comprising the Institutional Entitlement Offer and the Retail Entitlement Offer.
Entitlement Offer Amount	A$73.9 million.
Explanatory Materials	the Notice of Extraordinary General Meeting and Explanatory Memorandum.
HGHA	the Hydrocarbon Gathering and Handling Agreement described in section 4.8.
Initial Placement	the placement of 370,697,000 new Shares to professional and sophisticated investors at A$0.059 per Share which will complete on 27 March 2018.
Institutional Entitlement Offer	the institutional tranche of the Entitlement Offer
Midstream Partner	the counterparty to the agreements described in section 4.8.
mmboe	million barrels of oil equivalents.
MRC	minimum revenue commitments.
PDP	Proved developed producing reserves.
Pioneer	Pioneer Natural Resources USA, Inc.
PUD	Proved undeveloped reserves.
PV(10)	discounted net revenues of the Company’s reserves using a 10% discount factor.
Reliance	Reliance Eagleford Upstream Holding LP.
Retail Entitlement Offer	the retail tranche of the Entitlement Offer
Sellers	Pioneer, Reliance, and Newpek LLC
Share	a fully paid ordinary share in the capital of Sundance.

Term	Meaning

Shareholder	a person who is registered as the holder of a Share in the Sundance Share Register.
SINC	the wholly-owned US subsidiary of the Company, Sundance Energy, Inc. which holds the Company’s operating assets.
Sundance or Company	Sundance Energy Australia Limited (ACN 112 202 883).
Sundance Board	the board of directors of Sundance.
Sundance Share Register	means the register of members of Sundance maintained in accordance with the Corporations Act.
Sundance Share Registry	Computershare Investor Services Pty Limited.
Underwriters	Euroz Securities Limited (ABN 23 089 314 983) and Morgans Corporate Limited (ABN 32 010 539 607)
Transaction Resolutions	Resolutions 1 and 2 as set out in the Notice of Extraordinary General Meeting.

Annexure A — Notice of Extraordinary General Meeting

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is given that an extraordinary general meeting (Extraordinary General Meeting) of Sundance Energy Australia Limited (Sundance or Company) will be held at Level 1, 28 Greenhill Road, Wayville, South Australia on 19 April 2018 at 10:00 am (Adelaide time).

BUSINESS OF MEETING

Shareholders are asked to consider and if thought fit, pass the resolutions set out below.

Information on the resolutions is set out below and in the Explanatory Memorandum (of which this Notice of Extraordinary General Meeting forms a part).

DEFINED TERMS

Unless otherwise defined in this Notice of Extraordinary General Meeting, capitalised terms used in this Notice of Extraordinary General Meeting have the same meanings as set out in the Glossary to the Explanatory Memorandum (of which this Notice of Extraordinary General Meeting forms a part).

Resolution 1:  Approval of the Conditional Placement for the purposes of ASX Listing Rule 7.1

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That for the purposes of ASX Listing Rule 7.1 and for all other purposes, approval is given for the proposed issue of up to a maximum number of 3,990,500,740 fully paid ordinary shares in the Company to certain sophisticated, professional and institutional investors (who are not related parties of the Company) for a price of A$0.059 per share on the terms and conditions set out in the accompanying Explanatory Memorandum.”

Voting Exclusion Statement

Under ASX Listing Rule 14.11.1, the Company will disregard any votes cast in favour of this Resolution by or on behalf of a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed, or any associate of such person. However, the Company will not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or, it is cast by the Chair as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

See “Notes on Voting” below.

Directors’ recommendation

The Directors unanimously recommend that Shareholders vote in favour of Resolution 1.  Each of the Directors holding Shares in the Company intends to vote in favour of Resolution 1.

The Chairman of the meeting intends to vote undirected proxies in favour of Resolution 1.

Refer to section 6 of the Explanatory Memorandum for further information.

Resolution 2 — Ratification of prior issue of securities for the purposes of ASX Listing Rule 7.4 (Initial Placement)

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the prior issue of 370,697,000 fully paid ordinary shares in the Company on the terms set out in the Explanatory Memorandum which accompanied and formed part of this Notice of Extraordinary General Meeting is approved.”

Voting Exclusion Statement

Under ASX Listing Rule 14.11.1, the Company will disregard any votes cast in favour of this Resolution by or on behalf of any person who participated in the issue, or any associate of such person. However, the Company will not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or, it is cast by the Chair as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

See “Notes on Voting” below.

Directors’ recommendation

The Directors unanimously recommend that Shareholders vote in favour of Resolution 2.  Each of the Directors holding Shares in the Company intends to vote in favour of Resolution 2.

The Chairman of the meeting intends to vote undirected proxies in favour of Resolution 2.

Refer to section 7 of the Explanatory Memorandum for further information.

NOTES ON VOTING

(a)                                 Determination of entitlement to attend and vote

In accordance with section 1074E(2)(g)(i) of the Corporations Act and regulation 7.11.37 of the Corporations Regulations 2001 (Cth), Sundance has determined that you will be entitled to attend and vote at the Extraordinary General Meeting if you are registered as a holder of Shares as at 7.00pm (Sydney time) on 17 April 2018.  If you are not registered as a holder of Shares as at this time, you will not be entitled to attend or vote at the meeting as a Shareholder.

(b)                                 How to Vote

You can vote in either of two ways:

•                                          by attending the meeting and voting in person or by attorney, or in the case of corporate Shareholders, by corporate representative; or

•                                          by appointing a proxy to attend and vote at the meeting on your behalf, either by using the accompanying proxy form or electronically by visiting  www.investorvote.com.au and follow the prompts.

Voting in person, by attorney or by corporate representative

If possible, you should arrive at the meeting venue by 9:30am (Adelaide time) so that your shareholding can be checked against the Sundance Share Register and your attendance noted.  You must register your attendance on arrival.

If you wish to attend the meeting by attorney, evidence of the appointment and non- revocation of such attorney must be received by the Sundance Share Registry by no later than 10:00 am (Adelaide time) on 17 April 2018. Attorneys should be bring with them  original or certified copies of the power of attorney under which they have been authorised to attend and vote.

A representative of a company attending the meeting should bring to the meeting a letter or certificate evidencing their appointment, unless previously given to the Sundance Share Registry.

Further details in respect of appointing a proxy, attorney or representative are set out in the instructions in the proxy form enclosed with this Notice. Shareholders can download and fill out the ‘Appointment of Corporate Representation’ form from Computershare’s online portal at www.investorcentre.com.

Voting by proxy

•                                          Shareholders are entitled to appoint a proxy to attend the meeting and vote on their behalf.  If a Shareholder is entitled to attend and cast two or more votes at the meeting, the Shareholder may appoint two proxies and may specify the proportion or the number of votes that the proxy may exercise.  If no such proportion or number is specified, each proxy may exercise half of the Shareholder’s votes.  Fractions of votes will be disregarded.

•                                          A proxy does not need to be a Shareholder.

•                                          If a proxy is not directed how to vote on a resolution, the proxy may vote, or abstain from voting, as that person thinks fit.

•                                          If a proxy is instructed to abstain from voting on a resolution, that person is directed not to vote on the Shareholder’s behalf on the resolution and the shares the subject of the proxy appointment will not be counted in determining the required majority.

•                                          Shareholders who return their proxy form with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting as their proxy to vote on their behalf.  If a proxy form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions.

To be effective, the Company must receive the completed proxy form and, if the form is signed by the shareholder’s attorney or authorised officer, the authority under which the proxy form is signed (or a certified copy of the authority) by no later than 10:00 am (Adelaide time) on, 17 April 2018 (being 48 hours before the commencement of the Extraordinary General Meeting) to:

•                                          the Company’s registered office at Ground floor, 28 Greenhill Road WAYVILLE SA 5034 (facsimile number (08) 8132 0766):

•                                          the Sundance’s Share Registry, Computershare Investor Services Pty Limited, as listed below; or

•                                          Custodian Voting - for Intermediary Online subscribers only (Custodians) please visit www.intermediaryonline.com to submit your voting intentions.

Online:	Mail:	Fax:
Enter the control number, SRN/HIN and postcode shown on the first page of the proxy form at: www.investorvote.com.au	Sundance Energy Australia Limited C/- Computershare Investor Services Pty Limited GPO Box 242 Melbourne VIC 3001, Australia	Sundance Energy Australia Limited C/- Computershare Investor Services Pty Limited (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555

Full instructions for voting by proxy are detailed on the proxy form.

Lodge your vote:  Online: www.investorvote.com.au By Mail: Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 3001 Australia Alternatively you can fax your form to (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555 For Intermediary Online subscribers only (custodians) www.intermediaryonline.com For all enquiries call: (within Australia) 1300 556 161 (outside Australia) +61 3 9415 4000 Proxy Form Vote online 24 hours a day, 7 days a week • Go to www.investorvote.com.au or scan the QR Code with your mobile device. •  For your vote to be effective it must be received by 10:00am (Adelaide time) Tuesday 17 April 2018 How to Vote on Items of Business All your securities will be voted in accordance with your directions. Signing Instructions for Postal Forms Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the securityholders should sign. Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. Attending the Meeting Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms". Appointment of Proxy Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. A proxy need not be a securityholder of the Company. Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form. GO ONLINE TO VOTE, or turn over to complete the form 236857_0_COSMOS_Sample_Proxy/000001/000001/i Follow the instructions on the secure website to vote. Your access information that you will need to vote: Control Number: 181431 SRN/HIN: PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ’X’) should advise your broker of any changes. Proxy Form Please mark to indicate your directions STEP 1 Appoint a Proxy to Vote on Your Behalf I/We being a member/s of Sundance Energy Australia Limited hereby appoint  PLEASE NOTE: Leave this box blank if the Chairman of the Meeting you have selected the Chairman of the Meeting. Do not insert your own name(s). OR or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Extraordinary General Meeting of Sundance Energy Australia Limited to be held at Level 1, 28 Greenhill Road, Wayville, South Australia on Thursday, 19 April 2018 at 10:00am (Adelaide time) and at any adjournment or postponement of that meeting PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority. STEP 2 Items of Business The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made. SIGN Signature of Securityholder(s) This section must be completed. Individual or Securityholder 1 Securityholder 2 Securityholder 3 Sole Director and Sole Company Secretary Director Director/Company Secretary Contact Daytime Telephone Contact Name / / Date SEA 1Approval of the Conditional Placement for the purposes of ASX Listing Rule 7.1 2Ratification of prior issue of securities for the purposes of ASX Listing Rule 7.4 (Initial Placement)